

April 8, 2013

<u>Via E-mail</u>
William B. Hayes
Chief Financial Officer
Laboratory Corporation of America Holdings
358 South Main Street
Burlington, NC 27215

> **Re: Laboratory Corporation of America Holdings**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 26, 2013**
> **File No. 001-11353**

Dear Mr. Hayes:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2012</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40</u>

<u>Critical Accounting Policies, page 48</u>

<u>Goodwill and Indefinite-Lived Assets, page 50</u>

1.   In future filings, please confirm to us that you will expand your discussion of goodwill and indefinite-lived intangible assets to clearly disclose whether you have adopted FASB's recently issued updates to its authoritative guidance that permits entities to first assess qualitative factors as a basis for determining whether it is necessary to perform quantitative impairment testing for goodwill (ASU 2011-08) and indefinite-lived intangible assets (ASU 2012-02). To the extent that you only elected to perform a

qualitative analysis for certain intangible assets or reporting units, clearly identify where you first assessed qualitative factors to determine whether it was necessary to perform quantitative impairment testing and where you first performed quantitative impairment testing in accordance with the original accounting standards based on the underlying facts and circumstances. In your response, please provide us with your draft disclosure based on your impairment testing at the end of fiscal 2012. Also separately discuss your impairment testing for goodwill and intangible assets given the different methodologies used to test each.

Notes to Consolidated Financial Statements, page F-8

8. Goodwill and Intangible Assets, page F-17

2.   We note that customer relationships represent the largest component of your intangible assets and that their useful lives range from 10 to 30 years (page F-11). We further note in your risk factor on page 28 that to offset efforts by payors to reduce the cost and utilization of clinical laboratory services, you need to obtain and retain new customers and business partners; that as the broader healthcare industry trend of consolidation continues, including the acquisition of physician practices by health systems, relationships with hospital-based health systems and integrated delivery networks are becoming more important; and that your inability to retain existing relationships with providers and networks and to create new relationships could impact your ability to successfully grow your business. Finally, we note certain discussions within your fiscal 2012 earnings conference call transcripts surrounding the development of accountable care organizations, consolidation of physician practices, and consolidation of health systems still being in the early stages and evolving and it appears to us that a certain amount of uncertainty exists with respect to the future relationships with your customers. Please tell us how you considered these factors for purposes of evaluating whether events and circumstances warrant a revision to the remaining useful life of your customer relationship intangibles pursuant to ASC 350-30-35-9.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please call me with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining